October 21, 2015

Mr. Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 3233
Washington, D.C. 20549-6628

Re:     Premier, Inc.
Form 10-K for the year ended June 30, 2015
Filed on August 26, 2015
File No. 001-36092

Dear Mr. Telewicz:
Set forth below is Premier, Inc.’s (the “Company” or “Premier”) response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received in a letter via email, dated October 13, 2015, relating to Form 10-K for the year ended June 30, 2015 which was filed on August 26, 2015.

For ease of review, we have set forth below the comment in your letter in bold font and the Company’s response thereto. Capitalized terms used but not defined herein are used herein as defined in the Form 10-K.

Consolidated Statements of Income, page 95

1.
We have considered your response to comment one. It appears that your current presentation where you present a subtotal amount prior to the redemption adjustment is akin to presenting a Non-GAAP financial measure on the face of your income statement. Such a presentation is prohibited based on the guidance outlined within Item10(e)(1)(ii)(c) of Regulation S-K. Please clarify and/or revise future periodic filings appropriately.

Response: We understand the SEC staff’s perspective and will present the income statement without the sub-total in future filings.

If you have any further questions or require additional information, please do not hesitate to contact me directly via email at craig_mckasson@premierinc.com or via telephone at 704-816-6307.

Very truly yours,

/s/CRAIG S. MCKASSON
Craig S. McKasson
Senior Vice President and Chief Financial Officer